st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

15 December 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Notice of Meeting
- St.George Bank Concise Annual Report
- St.George Bank Full Financial Report
- Appendix 3Y x 5
- Appendix 3B x 6
- Dividend Reinvestment Plan
- Declaration of dividend for St.George Bank PRYMES
- Declaration of dividend for St.George Bank SAINTS
- ASIC Form 484 x 3
- ASIC Form 208 x 3

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Notice of Meeting

ST.GEORGE BANK NOTICE OF ANNUAL GENERAL MEETING 2005





ST.GEORGE BANK LIMITED
ABN 92 055 513 070

NOTICE IS GIVEN THAT THE ANNUAL GENERAL MEETING OF ST.GEORGE BANK LIMITED ABN 92 055 513 070 (THE 'BANK') WILL BE HELD AT THE TUMBALONG AUDITORIUM (LEVEL 2), SYDNEY CONVENTION AND EXHIBITION CENTRE (SOUTH), DARLING HARBOUR, SYDNEY ON FRIDAY, 16 DECEMBER 2005 COMMENCING AT 10.00AM (SYDNEY TIME).

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

ORDINARY BUSINESS

1. ACCOUNTS AND REPORTS

To consider the financial statements and directors' report for the year ended 30 September 2005 together with the directors' declaration and auditor's report on the financial statements.

2. ELECTION OF DIRECTORS

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) **That** Mr J M Thame, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(b) **That** Mr P D R Isherwood, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(c) **That** Mr G J Reaney, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

SPECIAL BUSINESS

3. REMUNERATION REPORT

To consider, and if thought fit, pass the following resolution as a non-binding ordinary resolution:

That the Remuneration Report for the year ended 30 September 2005 be adopted.

Note: In accordance with section 250R of the Corporations Act 2001, the vote on Resolution 3 will be advisory only and will not bind the directors or the Bank. Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

4. EXECUTIVE AWARDS

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That the issue of up to 100,000 ordinary shares over the next 3 years to the Bank's Managing Director, Mrs Gail Kelly in respect of any part of her short term incentive exceeding 100% of her total employment cost, in the manner set out in the Explanatory Notes to this Notice of Meeting, be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

5. NON-EXECUTIVE DIRECTORS' REMUNERATION

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That the aggregate sum payable for the remuneration of non-executive Directors in any financial year after the date of this resolution and including the Bank's 2005/2006 financial year be increased by $500,000 from an amount of $2,000,000 per annum to a total sum not exceeding $2,500,000 per annum, such sum to be inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of the Directors.

VOTING RESTRICTIONS

The Bank will disregard any votes cast on Resolution 4 by Mrs Gail Kelly, any other Director who is eligible to participate in any employee incentive scheme of the Bank, and any of their associates and any votes cast on Resolution 5 by any Director of the Bank and any associate of a Director. However, the Bank need not disregard votes by:

(a) any such person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES

You can appoint a proxy to attend and vote for you at the meeting. A proxy may be an individual or a body corporate. A proxy need not be a shareholder. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the shareholder's voting rights.

Unless the shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

The Chairman and the other Directors of the Bank intend to vote all valid undirected proxies which they receive in favour of all Agenda Items subject to the voting restrictions referred to above.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10.00am (Sydney time) on Wednesday, 14 December 2005 at the Bank's share registry at Computershare Investor Services, Level 2, 60 Carrington Street, Sydney NSW 2000, (GPO Box 242, Melbourne, VIC 8060, Australia) or be received by facsimile to (03) 9473 2118 by that time.

The Bank has determined in accordance with the Corporations Act and ASTC Settlement Rules, that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 7.00pm (Sydney time) on Wednesday, 14 December 2005.

JOINT HOLDERS

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

SUBMISSION OF WRITTEN QUESTIONS TO THE BANK OR AUDITOR

A shareholder who is entitled to vote at the meeting may submit written questions to the Bank or Auditor in advance of the meeting:

(1) about the business and management of the Bank;

(2) about the Remuneration Report (see the Explanatory Notes); and

(3) if the question is directed to the Auditor provided it is relevant to:

- (a) the content of the Auditor's report to be considered at the meeting; or
- (b) the conduct of the audit of the annual financial report to be considered at the meeting.

All questions must be sent to the Bank and must be received by the Bank no later than five (5) business days before the date of the meeting. Any questions should be directed to the Bank's share registry at the address set out in the Shareholder Question Form enclosed with the Notice of Meeting.

Although there will be no formal resolution put to the meeting in respect of the financial statements, shareholders will be given a reasonable opportunity to ask questions about or make comments on the management of the Bank, the Remuneration Report and ask questions of the Auditor even where a written question was not submitted prior to the meeting.

Dated 15 November 2005

By order of the Board

M H S Bowan
Company Secretary

EXPLANATORY NOTES ON AGENDA ITEMS

ITEM 2: ELECTION OF DIRECTORS

There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr J M Thame retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(b) Mr P D R Isherwood retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(c) Mr G J Reaney retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

The Directors have resolved to unanimously support each candidate listed above for re-election.

Mr L F Bleasel retires in accordance with Article 73(1) and does not offer himself for re-election. The Board thanks him for his valuable and diligent service as Director. The Board does not intend to nominate a candidate to replace Mr Bleasel at this time, but intends to appoint a replacement Director during 2006.

PROFILES ON EACH CANDIDATE ARE SET OUT AS FOLLOWS:

John Michael Thame AAIBF FCPA

John Thame, aged 63, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. He was appointed Deputy Chairman in September 2004 and Chairman in December 2004. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is a Director of Reckon Limited, Abacus Property Group and The Village Building Co Limited (Group). Mr Thame was also a Director of Permanent Trustee Company Limited from November 1997 to July 2003, Chairman of The Trust Company of Australia Limited from December 2002 to July 2003 and a Director of AWB Limited from April 1999 to March 2005. Mr Thame is a member of the Bank's Board Risk Management Committee.

Paul Dean Ramsbottom Isherwood FCA

Paul Isherwood, aged 67, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. He is Chairman of Globe International Limited and Stadium Australia Management Limited. Mr Isherwood is also Chairman of St.George Bank New Zealand Limited and St.George Bank Limited's Board Audit and Compliance and Due Diligence Committees.



Paul Dean Ramsbottom Isherwood

DIRECTORS FOR RE-ELECTION





SYDNEY CONVENTION AND EXHIBITION CENTRE, DARLING HARBOUR MAP



Pedestrian access
Pedestrian access to the Centre
Loading Dock Entrance
Light Rail Stop
Monorail Stop
Parking
STA Bus Stop
Taxi
Vehicle Drop-off
W
S
N
E
Powerhouse Museum
Entertainment Centre Car Park
Entertainment Centre
Harbour
Street
To Chinatown
Goulburn
Liverpool
To City
Bathurst
Pier Street
Darling Drive
Pyrmont
Street
Harris
Quarry
WESTERN ENTRANCE
EXHIBITION CENTRE
Hall 1
Hall 2
Hall 3
Hall 4
Hall 5
CONVENTION CENTRE SOUTH
CONVENTION CENTRE NORTH
NORTHERN ENTRANCE
EASTERN ENTRANCE
Tumbalong Park
Chinese Gardens
Darling Walk
Imax Theatre
Cockle Bay
Cockle Bay Wharf
Western Distributor
Darling Park
Sussex Street
Market St
Pyrmont Bridge
Harbourside Shopping Centre
Darling Drive
Novotel Hotel
Ibis Hotel
Mercure Hotel
Murray
Street
Harwood Street
Burn Street

TUMBALONG AUDITORIUM

Level 2, Sydney Convention and Exhibition Centre (South)
Darling Harbour, Sydney on Friday, 16 December 2005
Commencing at 10.00am (Sydney time).

CONVENTION CENTRE SOUTH

Level 1

Promenade Meeting Room 1-6
Promenade
Exhibition Hall 6 ·

Level 2

The Ballroom 1 & 2
Tumbalong Auditorium
Tumbalong Meeting Room

Graham John Reaney B.COMM CPA

Graham Reaney, aged 62, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage, resource and service sectors.
He is Chairman of PMP Limited and a Director of the Australian Gas Light Company Limited and So Natural Foods Limited. Mr Reaney is a member of the Bank's Board Risk Management Committee, Nomination and Remuneration Committee and the BankSA Advisory Board.

ITEM 3: REMUNERATION REPORT

The Corporations Act has expanded the disclosure requirements for listed companies by requiring the Directors' Report set out in the financial statements to include a section called the "Remuneration Report." This report sets out the Bank's policy and disclosure requirements for Director and executive remuneration. The Remuneration Report is set out on pages 52-68 of the St.George Bank Concise Annual Report and pages 20-35 of the Full Financial Report. Listed companies are required to have shareholders at the Annual General Meeting vote on whether or not the Remuneration Report should be adopted. Under the Corporations Act, the vote is advisory only and does not bind the Directors or the Bank.

Nevertheless, the discussion on this resolution and the outcome of the non-binding vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Bank.

ITEM 4: EXECUTIVE AWARDS

It is proposed that Mrs Gail Kelly, the Managing Director and Chief Executive Officer of the Bank, be issued or granted ordinary shares over the next 3 years in respect of any part of her short term incentive exceeding 100% of her total employment cost.

Under the terms of the Service Agreement between Mrs Kelly and the Bank, Mrs Kelly is entitled to a short term incentive (the **Short Term Incentive Scheme**). The Short Term Incentive Scheme is one component of the overall remuneration structure applying to Mrs Kelly. The short term incentive payable to Mrs Kelly is contingent on the achievement of St.George, individual and strategic goals set by the Board, including Financial, People, Customer, Risk and Compliance and Strategy. Mrs Kelly does not participate in the Remuneration Committee's deliberations on her own remuneration.

The Remuneration Committee has determined that it would be appropriate to issue or grant ordinary shares to Mrs Kelly in respect of any part of her short term incentive exceeding 100% of her total employment cost. This is consistent with the Remuneration Committee's policy of ensuring remuneration is structured in a way to retain services and provide incentive links to the Bank's performance. The Bank is therefore seeking shareholder approval for the issue of up to 100,000 ordinary shares to Mrs Kelly over the next 3 years in respect of any part of the short term incentive payable to her for the Bank's 2005/2006, 2006/2007 and 2007/2008 financial years which exceeds 100% of her total employment cost. Mrs Kelly would be restricted from selling such shares for a period of 3 years from the date they are issued or granted. The shares will be held on trust by a trustee during that period, and provided that Mrs Kelly is still employed by the Bank at the end of the relevant 3 year period, the trustee will transfer the shares to Mrs Kelly.

Shares issued or granted to Mrs Kelly, although held in trust and restricted for a period of 3 years, will be entitled to franked dividends that will be paid to Mrs Kelly during that period.

As stated above, Mrs Kelly must be an employee of the Bank at the end of the relevant 3 year period in order for the beneficial interest in the shares to be transferred to her, therefore the shares are forfeited if Mrs Kelly is not employed by the Bank at that time. However, if Mrs Kelly leaves her employment with the Bank before the end of the relevant 3 year period where the Board exercises its discretion to waive this condition, for example in circumstances such as redundancy, retirement or death, the shares held on trust for her will be transferred to her at the end of each relevant 3 year period or earlier at the Board's discretion.

The shares will only be issued or granted to Mrs Kelly if the performance criteria relevant to the payment of the short term incentive are satisfied as determined by the Board.

ASX LISTING RULES

Under ASX Listing Rule 10.14, an issue of securities to a Director is required to be approved by shareholders. Approval is therefore being sought for the proposed issue of shares to Mrs Kelly in the manner described above.

Listing Rule 10.15A requires this Notice of Meeting to include the following specified information in relation to the shares to be issued to Mrs Kelly under the Short Term Incentive Scheme:

(i) The maximum number of securities that may be acquired by Mrs Kelly including the formula (if one is used) for calculating the number of securities to be issued – the number of ordinary shares to be issued to Mrs Kelly over the next 3 years in respect of any year will be determined as follows:

$$N = A \div B$$

where:

N = the number of shares to be issued;

A = the amount (dollar value) of that part of the short term incentive exceeding 100% of Mrs Kelly's total employment cost for the relevant year; and

B = the volume weighted average price of shares during the 5 trading days immediately preceding 1 October of the relevant year,

provided that N when aggregated for each year in the period beginning on 16 December 2005 and ending on 15 December 2008 does not exceed 100,000.

ASX LISTING RULES (CONTINUED)

(ii) The price (including a statement whether the price will be, or will be based on, the market price) or the formula for calculating the price for each security to be acquired under the incentive scheme – in determining the number of shares to be issued to Mrs Kelly, the market price is used (see the definition of "B" in paragraph (i) above).

(iii) The names of all Directors and their associates who received securities under the Short Term Incentive Scheme since the last approval, the number of securities received and the acquisition price for each security – Mrs Kelly is the only Director who will receive shares under the Short Term Incentive Scheme, and no shares have yet been issued to her under this scheme.

(iv) The names of all Directors and their associates entitled to participate in the Short Term Incentive Scheme – Mrs Kelly is the only Director entitled to participate in the Short Term Incentive Scheme.

(v) A voting exclusion statement – see the "Voting Restrictions" note under Resolution 5 in the Notice of Meeting.

(vi) The terms of any loan in relation to the acquisition of the securities – this is not applicable.

(vii) The date by which the Bank will issue the shares, which must be no later than 3 years after the date of the Annual General Meeting – the Bank intends to issue the shares to Mrs Kelly, subject to the satisfaction of any relevant performance conditions, no later than 15 December 2008.

Details of any shares issued under the Short Term Incentive Scheme will be published in each annual report of the Bank relating to a period in which shares have been issued, with a statement that approval for the issue of the shares was obtained under Listing Rule 10.14. Any additional persons who become entitled to participate in the Short Term Incentive Scheme after Resolution 4 is approved and who are not named in the Notice of Meeting will not participate until approval is obtained under Listing Rule 10.14.

The Directors consider that the incentive remuneration for Mrs Kelly by way of the issue or grant of shares proposed by Resolution 4 is aligned with the ultimate interests of shareholders because it establishes a mandatory requirement for the Managing Director to acquire shares as part of her performance reward and further encourages Mrs Kelly's retention and ongoing focus on growing shareholder wealth during each 3 year restriction period. Therefore, the Directors (other than Mrs Kelly) recommend that the shareholders vote in favour of Resolution 4. Being the recipient of the shares, it is not appropriate for Mrs Kelly to make a recommendation.

ITEM 5: NON-EXECUTIVE DIRECTORS' REMUNERATION

Under Article 74(1) of the Bank's Constitution, the remuneration payable by the Bank to Directors is determined by shareholders in general meeting and may not be increased without the prior approval of shareholders. The amount so determined is divided between the Directors as they decide. The last determination was at the Annual General Meeting in December 2003. The recommended increase for non-executive Directors is from $2,000,000 per annum to a maximum of $2,500,000 per annum, such sum to be inclusive of all superannuation guarantee contributions that the Bank makes on behalf of the non-executive Directors, to be paid in any financial year. The proposed adjustment to the fee pool will enable the Bank to recognise the considerable increase in both the workload of Directors on the Board, its committees and subsidiary companies, and the Directors' responsibilities.

Although approval is being sought for maximum aggregate remuneration of $2,500,000 per annum, the maximum aggregate remuneration to be paid in the 2005/2006 financial year will not exceed $2,100,000.

The Board has taken independent external advice on the proposed increase and that advice supports its view that the increase will enable the Bank to pay Directors' fees at levels comparable to those of other leading financial services organisations.

The remuneration policy for non-executive Directors is designed to remunerate them at market levels for their time, commitment and responsibilities. Non-executive Directors are paid a director's fee from the amount approved by shareholders, and do not participate in any securities or incentive plan, although arrangements exist to allow an individual Director to substitute, in part, Directors' fees for shares in the Bank with certain restrictions on disposal, to comply with taxation law. They currently do not receive any retirement benefits, other than SGC complying superannuation benefits, following the termination of the Directors' retirement allowances plan in 2003. At that time, the Bank's Constitution was amended to cap retirement allowances at the amount that would have been paid to each relevant Director had they retired on 30 September 2003, and to stipulate that Directors appointed to the Board since 1 October 2003 are not entitled to receive a retirement allowance.

The remuneration paid to all the non-executive Directors last year and the level of remuneration that was paid to the non-executive Directors for the 2004/2005 financial year is set out in the Remuneration Report.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	11 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 525,000 shares (fully paid ordinary). Direct: 500,000 options under the Executive Option Plan (the "2001 Options") over the same number of unissued ordinary St.George shares, from 12 December 2006. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles. Direct: A further 500,000 options under the Executive Option Plan (the "2004 Options") over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from the day following the Bank's announcement of its results for the financial year ending 30 September 2006. Exercise price - $21.70. Subject to performance hurdles. Indirect: 208 SAINTS – following transfer by Mrs Kelly to the Kelly Family Superannuation Fund.

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 208 SAINTS held by: Invia Custodian Pty Limited A/c G & A Kelly Investments Pty Ltd <Kelly Family Superannuation Fund>
Date of change	7 November 2005
No. of securities held prior to change	Direct: 275,000 shares (fully paid ordinary) Direct: 1,250,000 options under the Executive Option Plan Indirect: 208 SAINTS
Class	Ordinary fully paid shares
Number acquired	250,000
Number disposed	250,000 options from the 2001 Options (having been converted to ordinary fully paid shares as set out in this notice).
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,227,500.
No. of securities held after change	Direct: 525,000 shares (fully paid ordinary) Direct: 1,000,000 options under the Executive Option Plan Indirect: 208 SAINTS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	9 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 22,581 shares (fully paid ordinary) Indirect 24,935 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	25 December 2005
No. of securities held prior to change	44,440 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	3,076 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.2536 per share
No. of securities held after change	47,516 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	6 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 17,846 shares (fully paid ordinary) Indirect 4,695 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect : 1. 4,695 Shares and 318 SAINTS held by Stourhead Holdings Pty Ltd as trustee for the Curtis Super Fund. (Mr Curtis is a director of Stourhead Holdings Pty Ltd). 2. 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited held by Westpac Custodian Nominees Limited Securities Trustee, as trustee for Stourhead Holdings Pty Limited - (which is in turn trustee for the Curtis Super Fund. Mr Curtis is a director of Stourhead Holdings Pty Limited)
Date of change	25 November 2005
No. of securities held prior to change	19,807 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment warrants in fully paid Ordinary shares of St.George Bank Limited

+ See chapter 19 for defined terms.

Class	Ordinary fully paid shares
Number acquired	2,734 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.2536 per share
No. of securities held after change	22,541 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	11 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 5,523 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 November 2005
No. of securities held prior to change	4,669 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	854 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.2536 per share
No. of securities held after change	5,523 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Terry James Davis
Date of last notice	18 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 10,867 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 November 2005
No. of securities held prior to change	4,988 shares
Class	Fully Paid Ordinary
Number acquired	5,879 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.2536 per share
No. of securities held after change	4,988 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,401
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,450,560	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,044	Redeemable preference borrower share
254,980	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$16.91
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,700,560	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,044	Redeemable preference borrower share
254,980	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 4/11/05

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$16.91
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,700,560	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,044	Redeemable preference borrower share
254,980	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 8/11/05

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 52,091 2. 497
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 11 November 2005 2. 14 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,753,148	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 11/11/05

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 24,824 2. 12,069 3. 40,058 4. 32,190
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1 & 2: Shares issued under the St.George Bank Executive Performance Share Plan. 3 & 4: Shares issued under the St.George Bank Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 & 3: 18 November 2005 2 & 4: 22 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
520,862,289	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18/11/05
Secretary

Print name: Michael Bowan

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 241,366 2. 71,320 3. 156,948
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Reward Share Plan 2. Shares issued under the St.George Bank Executive Performance Share Plan. 3. Shares issued under the St.George Bank Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 18 November 2005 2. 25 November 2005 3. 25 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
521,331,923	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ *the extent to which they do not* rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2/12/05
Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,861
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
521,344,784	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,018	Redeemable preference borrower share
254,372	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ξ the date from which they do ξ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ξ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ξ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ξ There is no reason why those +securities should not be granted +quotation.

- ξ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ξ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ξ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ξ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 13/12/05

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP)**
Date Sent:	8 December 2005

St.George Bank has previously notified the market that its Dividend Reinvestment Plan issue for the final dividend will be underwritten to 35% of the total value of the dividend.

St.George Bank now advises that its DRP participation rate for the final dividend was 18.98%, leaving a shortfall for the DRP underwriter of 16.02% ($58,479,846.64).

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank PRYMES**
Date Sent:	8 December 2005

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Bank has declared a half-yearly dividend of $3.21 per PRYMES to be paid 20 February 2006 with a record date for determination of entitlements of 6 February 2006.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SAINTS**
Date Sent:	8 December 2005

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.2289 per SAINTS to be paid 20 February 2006 with a record date for determination of entitlements of 6 February 2006.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Australian Securities &
Investments Commission

SEC MAIL PROCESSING SECTION RECEIVED DEC 27 2005 WASH. D.C. 209

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST. GEORGE BANK LIMITED

ACN/ABN
92 055 513 010

Corporate key
99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2001

Total number of pages including this cover sheet
[ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL BOWAN

Capacity
[ ] Director
[✓] Company secretary

Signature
[signature]

Date signed
1 4 / 1 2 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	20,000	NIL	NIL
ORD	22,401	NIL	NIL
ORD	250,000	$16.91	NIL
ORD	52,091	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 1 0 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		520,752,651	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

3 1 / 1 0 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASIC registered agent number 14475

lodging party or agent name ST. GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED

A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	20,000	31/10/2005
OR	22,401	04/11/2005
ORD	52,091	11/11/2005

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution

and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST. GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK LTD ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN 14/12/05 capacity COMPANY SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Australian Securities & Investments Commission

SEC MAIL PROCESSING SECTION RECEIVED DEC 27 2005 WASH. DC 205

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
ST. GEORGE BANK LIMITED

Refer to guide for information about corporate key

ACN/ABN
92 055 513 010

Corporate key
99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2001

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL BOWAN

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
1 4 / 1 2 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

ASIC registered agent number	14475
lodging party or agent name	ST. GEORGE BANK LIMITED
office, level, building name **or** PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **208**

Notification of

details of shares issued other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	497	14/11/05
ORD	24,824	18/11/05
ORD	241,336	18/11/05

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST. GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN AND THE REWARD SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN 14/12/05 capacity COMPANY SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Australian Securities & Investments Commission

RECEIVED DEC 27 2005 ASIC MAIL PROCESSING SECTION 209

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ST. GEORGE BANK LIMITED

ACN/ABN: 92 055 513 010

Corporate key: 99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: ELEANOR HUTTON

ASIC registered agent number (if applicable): 14475

Telephone number: 02 9236 2832

Postal address: LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2001

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: MICHAEL BOWAN

Capacity
☐ Director
☑ Company secretary

Signature: [signature]

Date signed: 14/12/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	12,069	NIL	NIL
ORD	32,190	$18.16	NIL
ORD.	71,320	NIL	NIL
ORD	156,948	$18.16	NIL
ORD	12,861	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

22/11/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z *and either a Form 208 or a copy of the contract.*

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		521,344,784	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASIC registered agent number 14475

lodging party or agent name ST. GEORGE BANK LIMITED

office, level, building name **or** PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	12,069	22/11/05
ORD	71,320	25/11/05
ORD	12,861	09/12/05

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST. GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN 14/12/05

capacity COMPANY SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins